VIZCONNECT, INC.

91 Auburn Street, Suite J - #269

Portland, Maine 04103

December 13, 2021

VIA EDGAR

Olivia Bobes, Law Clerk

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          VizConnect, Inc.

                Offering Statement on Form 1-A

                Commission File No. 024-11734

Dear Ms. Bobes:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified December 15, 2021, at 3:00 p.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Paul Cooleen

Paul Cooleen

President

VizConnect, Inc.